EXHIBIT 2

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in Ordinary Shares of the Company during the past 60 days. Such transactions involved the purchase of shares on the NASDAQ Global Select Market. The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
8/5/2013	Purchase	$15.5000	200